SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

The Company informs its shareholders and the market in general that the Board of Directors of the subsidiary Companhia Hidro Elétrica do São Francisco – “Chesf” decided, today, to submit to the Extraordinary General Meeting of Shareholders of Chesf the following matters: (i) to confirm the request made to Aneel to extension of the concession period of the Hydroelectric Plant of Sobradinho, for 30 (thirty) years from February 2022, under the conditions set out in the Provisional Measure No. 677, of June 22, 2015 (hereinafter "Provisional Measure"); and (ii) authorize the signing of additives of the Agreements of Purchase and Sale of Electric Energy, entered into with industrial consumers of Northeast (the "Consumers"), as in force at the date of the publication of the Provisional Measure 677 and have met the requirements in art. 3 of Law No. 10,604, of December 17, 2002.

All documents relating to the matter that will be decided at the Extraordinary General Meeting of Chesf, pursuant to art. 135, § 3 of the Corporate Law are available  to  shareholders of Chesf Office, Rua Delmiro Gouveia, 333, Sala B-132, Bairro San Martin, Recife – PE, na Divisão de Relação com Investidores – DFRI and in the web site of Chesf (http://www.chesf.gov.br), Comissão de Valores Mobiliários – CVM (http://www.cvm.gov.br) and BM&FBovespa ( www.bmfbovespa.com.br ).

According to the Provisional Measure 677, Chesf may extend the concession of the Sobradinho Hydroelectric Plant, for 30 (thirty) years from February 2022, since approve under the terms and conditions of this Provisional Measure, the  extension the Agreements of Purchase and Sale of Electricity with Consumers.

Renewal of the Concession of the Sobradinho hydroelectric power plant

The total installed capacity of the Sobradinho hydroelectric plant is 1,050 MW, and the assured energy is 531 average MW. The term of the currently existing concession expires on February 9, 2022, if not extended.

Under Article 12 of Law 12,783/2013, the Granting Authority can anticipate the effects of generation concession extension in sixty (60) months of the advent of the contractual term, in case the generation concession holder should promote reduction in the contracted amounts for eventual Power Purchase Agreements in the Electric Energy Regulated Market, according to regulation in force, as there will be allocation of quotas of physical guarantee of energy and power of the respective hydroelectric plant to concessionaires and licensees of public service of electricity distribution of the National Interconnected System - SIN.

Thus, if there is an extension of the concession pursuant to Law 12,783/2013, Chesf would be remunerated, from 2017, by the tariff calculated by the Agência Nacional de Energia Elétrica - ANEEL only for operation and maintenance of the Sobradinho hydroelectric power plant.

MARKET ANNOUNCEMENT

Therefore, the Provisional Measure 677 brought the obligation for the granting authority of the extension of the concession of Sobradinho hydroelectric plant for a period of thirty (30) years from February 2022, not considering the period of anticipation foreseen in art. 12 of Law No. 12,783/2013 and considering different ways of remuneration, as describe below, since it required the extension of the concession of the Sobradinho hydroelectric power plant by Chesf and addendum to extend the Purchase and Sale Agreement with Electricity Consumers:

Renewal of Contract for Purchase and Sale of Electricity to Consumers

Law 11,943/2009 has enabled the renewal until June 30, 2015, the Agreements of Purchase and Sale of Electric Energy entered into among generating concessionaires and consumers, which were in force on the date of its publication, provided that met the requirements of Article 3 the Law 10,604/2002, (the consumers who have not exercised the option of buy electricity from any concessionary, permission or authorization of electricity in the National Interconnected System.

The value of the electricity tariff referring to the Purchase and Sale Agreements of Electric Energy is established in accordance with the energy policy and regulation by ANEEL.

The MP 677 established the addition, since July 1, 2015, the Contract of Purchase and Sale of Electric Energy, to extend it until February 8, 2037, provided the conditions set out therein and kept the other contractual conditions.

Power reserve

If confirmed the request of extension  of the Sobradinho hydroelectric plant by the Shareholders General Meeting of Chesf, the Electricity Purchase and Sale Agreements during the period from  July 1,2015 a February 8, 2032, will have the contracted power reserves in the same total amount of energy equal to the sum of the following parts.

(a) entire portion of the assured energy  linked to the Purchase and Sale of Electric Energy Agreements signed with these consumers, which was not intended for allocation of quotas of physical guarantee of energy and power, pursuant to art. 1º, § 10, § 11 e § 12, of Law No. 12.783, of January 11, 2013 (equivalent to 121MW);

(b) part regarding 90% (ninety percent) of the assured energy of Sobradinho hydroelectric plant, in the center of gravity of the plant's submarket, less electrical losses and internal consumption (equivalent to 465MW).

MARKET ANNOUNCEMENT

Thus, if confirmed the request of extension  of the concession of the Sobradinho hydroelectric plant under Provisional Measure 677, the part  linked to 90% (ninety percent) of the assured energy of that plant will not be subject to the allocation of quotas of physical guarantee of energy and power established by Law No. 12,783/2013, from February 9, 2022 a February 8, 2037.

From February 9, 2032 and until February 8, 2037,expected date for end of the Purchase and Sale Agreements entered into with Energy Consumers, if performed to extension of the concession established by the MP 677, the contracted power reserves will be uniformly reduced at the rate of 1/6 (one-sixth) each year. Amounts of energy corresponding to the uniform annual reduction of 1/6 previously mentioned, will be allocated to the allocation of quotas of physical guarantee of energy and power for concessionaires and licensees of public service of electricity distribution of the National Interconnected System - SIN, in accordance with art. 1 of Law No. 12,783/2013, as well as any termination or permanent reduction in the amounts contracted with industrial consumers, since in this last case, there is no  Consumers interested in the apportionment of this energy available, according to the Provisional Measure.

From February 8, 2037, all the physical guarantee of the Sobradinho hydroelectric plant will be destined to the allocation of physical guarantee quotas of energy and power to the concessionaires and licensees of public electric of distribution of electric energy of the National Interconnected System - SIN .

Exceptionally, for the period from July 7, 2015 to December 31, 2015, aiming at the supply of the power reserves to be contracted with Consumers, Chesf will receive  the amount 363 avg MW will not be destined for the allocation of physical guarantee quotas of energy and power, mentioned in Law No. 12.783/ 2013 as Aneel Resolution No.1925 of July 31, 2015

Tariff

Regarding the value of the tariff to be practiced in the Purchase and Sale Agreements of Electricity to be signed with consumers, this value will be updated, considering the variation of the tariff adjustment index provided for by contract, from the date of its latest update to 30 June 2015.

On  July 1, 2015, the value of the current tariff will be adjusted by 22.5% (twenty two point five percent). As of  July 1, 2016, the value of the tariff will be adjusted annually on July 1st, as the following monetary adjustment index: I - 70% of the rate, is equivalent to the last twelve months of the National Index of Consumer Price - IPCA, published by the Brazilian Institute of Geography and Statistics - IBGE; and II - 30% of the rate, is equivalent to the projected next 12 months inflation rate, calculated as the difference in rates between government nominal (LTN) and real (NTN-B IPCA inflation-linked) bond yields, or between securities equivalent that may replace them, as provided in the regulation to be issued.

MARKET ANNOUNCEMENT

Subject to the application of adjustments on July 1 of each year, as mentioned above, the calculated energy and demand tariffs will be subject of the following conditions: I - demand rate in the segment off-peak will have an additional tariff of 12, 7 (twelve and seven-tenths) times its value, which will be effective, exceptionally, from  July 1,2015 to December 31, 2015; II - the energy and demand tariffs, during peak and off-peak segments, shall be reduced by 8.8% (eight point eight percent), which will be in force exclusively on the period from January 1, 2016 to  January 31, 2022, to compensate the additional tariff referred to in the item I; III - in the annual adjustments, from July 1 2016 until July 1, 2021, inclusive, will be considered as calculation base of tariff as defined pursuant to item II; and iv) as of February 1, 2022, the energy and demand tariffs will be calculated based on the above figures, plus annual adjustments.

Northeast Energy Fund ("FEN"):

The MP 677 authorizes the creation of the Northeast Energy Fund (the "FEN"), in order to provide funds for the implementation of electricity projects, as well as authorize the participation of Chesf in the FEN, establishing the profitability conditions and ownership, as well as the resources to be allocated to FEN will be calculated based on the difference between (i) revenue of Chesf, less taxes and sector charges resulting from the application of tariffs in the period and amount of energy considered and (ii ) Annual Revenue Generation - RAG to be set for the Sobradinho hydroelectric plant and for the part of energy of Chesf not allocated to quotas, pursuant to art. 1, § 10, § 11 and § 12 of Law No. 12.783, of January 11, 2013, equivalent at present to 121 avg MW, according to the following schedule:

• from 1 July 2015 to 31 December 2015 - are not made contributions to FEN;

• from January 1, 2016 on February 8 2022-30% of the abovementioned difference between (i) revenue from the application of tariffs regarding the portion on energy of Chesf not allocated to the quotas, pursuant to art. 1, § 10, § 11 and § 12 of Law No. 12.783, of January 11, 2013, equivalent, at present, to 121avg MW; and (ii) the RAG regarding the energy portion of Chesf not allocated to quotas, pursuant to art. 1, § 10, § 11 and § 12 of Law No. 12.783, of January 11, 2013, equivalent at present to 121 avgMW;

• from February 9, 2022 on February 8 2030 - 88% of the abovementioned difference between (i) revenue relating to the tariffs related to the total amount of electricity sold to consumers and (ii) to RAGs regarding Sobradinho Hydroelectric Plant and energy portion of Chesf not allocated to quotas, pursuant to art. 1, § 10, § 11 and § 12 of Law No. 12.783, of January 11, 2013, equivalent, at present, to 121 avg MW; and

MARKET ANNOUNCEMENT

• from February 9, 2030 on February 8 2037 - 100% of the aforementioned difference between (i) revenue deriving from the tariffs related to the total amount of electricity sold to consumers and (ii) to RAGs regarding Sobradinho Hydroelectric Plant and energy portion of Chesf not allocated to quotas, pursuant to art. 1, § 10, § 11 and § 12 of Law No. 12.783, of January 11, 2013, equivalent, at present, to 121 avg MW

• As of February 9, 2037, due to the  end of Purchase and Sale Agreements entered into with Energy Consumers will not be made contributions to FEN.

According to the Provisional Measure 677, all funds deposited in FEN should be invested by Chesf in electric power projects in the following proportion: I - at least fifty percent in the Northeast region; and II - up to fifty percent in the other regions of the country, provided that in projects with prices below those in the Northeast.

The FEN resources will be owned by Chesf and will be allocated for the implementation of electricity projects through Special Purpose Entities, in which Chesf holds a shareholding of up to 49% (forty-nine percent) of the share capital. For the bid of these projects, the profitability must meet at least the average capital cost of established by Eletrobras, referenced in business plans associated.

The Company will keep the market informed in relation to the subject of the present Market Announcement.

            Rio de Janeiro, August 06, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.